Exhibit (a)(1)(B)

FORM OF E-MAIL COMMUNICATION TO ELIGIBLE OPTIONHOLDERS
OF UNITED THERAPEUTICS CORPORATION

TO:	United Therapeutics Employees, Officers, Directors and Scientific Advisory Board Members Holding Stock Options with an Exercise Price Above $65.00 Per Share

FROM:	Alyssa Friedrich, Vice President, Human Resources

SUBJECT:	IMPORTANT NEWS – Offer to Exchange Certain Stock Options For New Stock Options

DATE:	November 26, 2008

IMPORTANT NEWS—PLEASE READ IMMEDIATELY AND TAKE ACTION

BEFORE 5:00 P.M., NEW YORK CITY TIME, ON DECEMBER 26, 2008

I am happy to announce that the Compensation Committee of our Board of Directors has approved a stock option exchange program in which you are eligible to participate. This exchange program is an important opportunity for those of you who have stock options with an exercise price greater than $65.00 per share to exchange those stock options for new stock options with a lower exercise price.  Only those stock options that were granted under our Equity Incentive Plan will be eligible for exchange.

These new stock options will have an exercise price equal to the closing price per share of our common stock on the date of the expiration of the exchange offer, which we expect to be December 26, 2008 (the “exchange date”).  If you exchange a vested stock option, you will receive a corresponding new stock option that is not vested.  The new stock options granted in exchange for vested options will be subject to a new one-year vesting schedule, i.e. they will vest and become exercisable on the one-year anniversary of the exchange date, or on or about December 26, 2009. If you exchange an existing stock option that was unvested on the exchange date, the corresponding new stock option you are granted will continue to vest pursuant to the same vesting schedule as the original stock option.

A memo outlining the details of the offer to exchange options is posted on the Company Intranet at: https://intranet.unither.com/Documents.aspx?DeptIDnName=Options%20and%20STAPss,93&Select=0.

You may also access this information by going to https://intranet.unither.com > “Sections” > “Options & STAPs”.

Please review the materials posted under the Options & STAPs tab carefully.

United Therapeutics has filed a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission, including an Offer to Exchange containing important information about the exchange offer and an Election Form for accepting the exchange offer, as well as other related materials.  This filing may be accessed at www.sec.gov.  Copies of the Offer to Exchange and Election Form are attached to this email.  In addition, all of the necessary forms have been posted on United Therapeutics’ intranet under the Options & STAPs tab as outlined above.

If you would like to obtain paper copies of any of these documents, please contact Jami Etter at 240-821-1730 or jetter@unither.com.

You may review your individual stock option information, including all of your stock option grants to date and the status of each stock option as well as the grant price, online at https://www-us.computershare.com/Employee/Login/SelectCompany.aspx?bhjs=1&fla=1.

In the event you need further assistance, you can confirm the number of Eligible Options that you have, their grant dates, remaining term, exercise prices, vesting schedule and other information by contacting any member of the Human Resources Team by telephone, email or mailing a letter to 1110 Spring Street, Silver Spring, MD 20910, Attention: Human Resources, or by calling Computershare at 1-866-867-3125 or 732-512-3172.

To view your stock option information on the Computershare website:

•                  Log on to:

https://www-us.computershare.com/Employee/Login/SelectCompany.aspx?bhjs=1&fla=1

•                  Enter our company code: uthr

•                  Enter your Login ID

•                  Enter your PIN

(if you have forgotten your PIN, you must call Computershare at 1-866-867-3125 or 732-512-3172 to have it reset)

•                  Once you have logged in, your portfolio summary will be on the screen.  To view each grant you will need to click on the word “details”

It is important that you take action by 5:00 p.m., New York City Time, on December 26, 2008. We will not accept any Election Forms after this time (unless we extend the offer, in which case we will inform you of the extended expiration date).  If you wish to exchange your Eligible Options, please complete and submit the attached Election Form in accordance with its instructions.

On or promptly after the exchange date, we will contact you with instructions on how to accept your New Options, using the Computershare website as you have done in the past.

We hope that this exchange program will give you as well as our officers, directors and Scientific Advisory Board members even more incentive to increase the value of the company as recognition for everyone’s ongoing commitment to the success of United Therapeutics.

As you can tell this information is very important.  A Q&A document that answers many commonly asked questions is attached to this e-mail for your review and is also included in the Offer to Exchange. If you have any other questions at all please contact myself, or any member of the Human Resources Team:

Alyssa Friedrich at 240-821-1730 or afriedrich@unither.com

Jami Etter at 240-821-1728 or jetter@unither.com

Danielle Tilford at 240-821-1791 or dtilford@unither.com

Claire Moore at 321-676-0010 ext 1040 or cmoore@unither.com

Holly Aimone at 919-485-8350 ext 1215 or haimone@unither.com

Gill Salmon 44 1483-207780 ext 1215 or gsalmon@unither.com

Alyssa